THE GOODYEAR TIRE & RUBBER COMPANY

Akron, Ohio 44316-0001

December 15, 2015

VIA EDGAR

Ms. Melissa N. Rocha

Senior Assistant Chief Accountant

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Re:	The Goodyear Tire & Rubber Company

Form 10-K for Fiscal Year Ended December 31, 2014

Filed February 17, 2015

Form 8-K Filed February 17, 2015

Definitive Proxy Statement on Schedule 14A

Filed March 13, 2015

File No. 1-01927

Dear Ms. Rocha:

This letter is in response to the letter, dated December 7, 2015 (the “Comment Letter”), from you, on behalf of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), to Ms. Laura K. Thompson, Executive Vice President and Chief Financial Officer of The Goodyear Tire & Rubber Company (“Goodyear,” the “Company” and “we,” “us” or “our”), with respect to the above-referenced filings.

For the convenience of the Commission staff, we have repeated each of your comments in italics before our response. Each numbered paragraph herein corresponds to the same numbered paragraph in the Comment Letter.

The Company respectfully submits the following information in response to the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2014

Note 7. Business Segments, page 75

1.	We note from your website that you have specific websites for government tire sales and other national accounts. However, we did not note any disclosures regarding major customers in accordance with ASC 280-10-50-42. Please confirm to us that no one customer (e.g., the United States federal government or a national account customer) did not account for 10% or more of your net sales for any period presented.

We confirm that no one customer accounted for 10% or more of our net sales for any period presented.

Form 8-K Filed February 17, 2015

2.	Please expand your presentation of total segment operating income and free cash flow from operations to present the most directly comparable US GAAP financial measure(s) with equal or greater prominence. Please refer to Instruction 2 to Item 2.02 of Form 8-K, Item 10(e)(1)(i)(a) of Regulation S-K, and Question 102.06 of our Compliance and Disclosure Interpretations for Non-GAAP Financial Measures for guidance.

We agree with the staff’s comment and will ensure our disclosures of the most directly comparable US GAAP financial measures are routinely presented with equal or greater prominence in our future filings.

3.	We note your presentation of free cash flow from operations, which adjusts the US GAAP measure, total cash flows from operating activities, by removing pension contributions and direct payments and rationalization payments. Please tell us how you determined the appropriateness of removing transactions that require cash settlement and how this presentation complies with Item 10(e)(1)(ii)(a) of Regulation S-K.

In determining the appropriateness of the inclusion of our non-GAAP financial measure, free cash flow from operations, in our earnings news release, we referred to Instruction 2 to Item 2.02 of Form 8-K which provides that “[t]he requirements of paragraph
(e)(1)(i) of Item 10 of Regulation S-K shall apply to disclosures under this Item 2.02.” In addition, we referred to Release No. 34-47226, adopted January 22, 2003, which provides further clarification that only the requirements of paragraph (e)(1)(i), and not paragraph (e)(1)(ii), of Item 10 apply to disclosures furnished pursuant to Item 2.02 of Form 8-K. In that Release, the Commission stated that in order “to provide certain of the protections provided by the amendments to Item 10 of Regulation S-K and Item 10 of Regulation S-B to earnings releases, even if they are not filed, we have included in Item 12 [now Item 2.02] of Form 8-K the requirements of paragraph (e)(1)(i) of Item 10 of Regulation S-K … The other amendments to Item 10 of Regulation S-K and Item 10 of Regulation S-B would not apply.” As a result, we believe that the requirements of Item 10(e)(1)(ii) of Regulation S-K do not apply to disclosures furnished pursuant to Item 2.02 of Form 8-K, and that pension contributions and direct payments and rationalization payments can be appropriately excluded from our calculation of free cash flow from operations as shown in the accompanying reconciliation included in the earnings news release.

Definitive Proxy Statement on Schedule 14A

Summary Compensation Table, page 52

4.	We note that you report the company’s contributions to qualified defined contribution plans under “All Other Compensation.” In future filings please disclose these contributions in accordance with Items 402(c)(2)(viii)(A) and (h) of Regulation S-K. Please refer to Instruction 2 to Item 402(c)(2)(ix) of Regulation S-K.

We believe that we have appropriately included the Company’s contributions to our qualified defined contribution plans under “All Other Compensation” in the Summary Compensation Table based upon Regulation S-K, Item 402(c)(2)(ix)(E), which provides that “[all other] compensation must include … Registrant contributions or other allocations to vested and unvested defined contribution plans.” We do not believe that Instruction 2 to Item 402(c)(2)(ix) of Regulation S-K is applicable since, by its terms, it refers only to “benefits paid pursuant to defined benefit and actuarial plans,” and not to defined contribution plans. Furthermore, Instruction 1 to Item 402(c)(2)(viii) of Regulation S-K provides: “The disclosure required pursuant to paragraph (c)(2)(viii)(A) of this Item applies to each plan that provides for the payment of retirement benefits, or benefits that will be paid primarily following retirement, including but not limited to tax-qualified defined benefit plans and supplemental executive retirement plans, but excluding tax-qualified defined contribution plans and nonqualified defined contribution plans.” We do not pay any above-market or preferential earnings on compensation that is deferred on a basis that is not tax-qualified.

*        *        *         *

In connection with our response to the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions, comments and advice of the Commission staff to the undersigned at 330-796-2775 (fax: 330-796-2338).

Respectfully submitted,

THE GOODYEAR TIRE & RUBBER COMPANY

By:	/s/ Richard J. Noechel
Richard J. Noechel
Vice President and Controller

cc:	Tracey Houser, U.S. Securities and Exchange Commission

Leland Benton, U.S. Securities and Exchange Commission

Craig E. Slivka, U.S. Securities and Exchange Commission

Laura K. Thompson, The Goodyear Tire & Rubber Company